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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL SHARES FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE, SUITE 800
(No. and Street)

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MEYERS, JR. — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER, LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Lopusznick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL SHARES FINANCIAL SERVICES INC., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

AROON S. DASS
NOTARY PUBLIC OF NEW JERSEY
COMM. # 2401160
MY COMMISSION EXPIRES 10/7/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Shares Financial Services Inc.

Report on Audit of Staement of Financial Condition

For the Year Ended December 31, 2019

Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Global Shares Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Shares Financial Services, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2020

Global Shares Financial Services Inc.

Statement of Financial Condition
As of December 31, 2019

ASSETS	
Cash	$ 635,784
Accounts Receivable	35,744
Clearing Deposit	10,000
Prepaid Expenses	2,596
TOTAL ASSETS	$ 684,124
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Due to Parent	$ 12,866
Accounts Payable and Accrued Expenses	27,276
Total Liabilities	40,142
Common Stock	50
Additional Paid-In Capital	1,163,703
Accumulated Defecit	(519,771)
Total stockholder's equity	643,982
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 684,124

See Notes to Financial Statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Shares Financial Services Inc. (the "Company") is a wholly-owned subsidiary of Global Shares, PLC (the "Parent"). The Company is a registered broker-dealer, effective as of August 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is a non-exchange member referring transactions in listed securities to other broker dealers. The Company's referals include issuers whose shares are listed on an exchange to facilitate employee share purchases and sales through an online portal which will not be accessible by the public.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. The parent intends to continue to provide financial support to the Company through its start-up process.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recent accounting pronouncements
The company has adopted standards from ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018.

Concentration of credit risk
The Company maintains cash with a single financial institution located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company's method of accounting for income taxes conforms with FASB ASC 740.

The provision for income taxes varies from the expected federal statutory rate primarily as a result of a full valuation allowance assessed in 2019.

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent managment believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's tax returns since inception remain open to review by the appropriate jurisdictions. There were no uncertain positions as of December 31, 2019.

The Company has available at December 31,2019, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $90,000, that expires in 2038. As of December 31,2019 the Company recognized a valuation allowance in the amount of $90,000 that fully offsets the deferred tax asset.

Revenue recognition
The Company's earns revenues for referrals made to other broker-dealers to facilitate the sale of stock for employee stock option plans. Revenues are earned on a trade date basis which is at the time transactions occur.

The Company has adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company has applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Cash and cash equivalents
The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2019.

Accounts receivable
The accounts receivable are recorded at invoiced amounts without bearing interest. The Company may book an allowance for doubtful accounts to the extent it believes receivables will not be collected. At December 31, 2019, the Company had no allowance for doubtful accounts.

Clearing deposit
The Company maintains a clearing deposit with its clearing broker. The deposit is treated as a prepayment of future clearing and settlement charges.

3. RELATED PARTY TRANSACTIONS

Through two expense sharing agreements with Global Shares Inc. and Global Shares Ireland Limited (the "Affiliates"), the Company may be allocated certain operating expenses, Additionally, for the year ended December 31, 2019, the Affiliates paid or will pay certain Company expenses on its behalf. Such amounts agregated to $57,900 for the year ended December 31, 2019. That amount is reflected in the accompanying statement of operations. As of December 31, 2019, the Company had $12,866 payable balance, which is non-interest bearing, due to the Affiliates.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $595,642, which exceeded the required minimum net capital of $5,000 by $590,642. Aggregate indebtedness at December 31, 2019 totaled $40,142. The Company's percentage of aggregate indebtedness to net capital was 6.74%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2019, through the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.